

WRITTEN CONSENT OF SOLE DIRECTOR

NAVA TECHNOLOGIES INC.

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WRITTEN CONSENT OF THE SOLE DIRECTOR
OF
NAVA TECHNOLOGIES INC.

Pursuant to the laws of the State of incorporation and the Bylaws of the Corporation, the undersigned, being the sole Director of Nava Technologies Inc. (the "Company"), hereby adopts the following resolutions by written consent in lieu of a meeting:

1. Authorization of Share Issuance

RESOLVED, that the Company is authorized to issue up to 100,000,000 shares of capital stock as set forth in its Articles of Incorporation.

RESOLVED FURTHER, that the Company hereby ratifies and approves the issuance of the following shares as of December 31, 2025:

• Theo Arranz: 1,000,000 Class B Common Shares

RESOLVED FURTHER, that such shares are issued in consideration of intellectual property assignment, founder services, strategic development services, and other good and valuable consideration deemed sufficient by the Board.

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2. Establishment of Equity Incentive Pool

RESOLVED, that the Company hereby reserves 12,000,000 shares of Common Stock (12% of authorized shares) for issuance under a future Equity Incentive Plan (the "Option Pool").

RESOLVED FURTHER, that such shares shall remain unissued and reserved for future grants subject to Board approval.

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IN WITNESS WHEREOF, the undersigned has executed this Written Consent as of December 31, 2025.

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Name: Theo Arranz
Role: Sole Director/Founder/President
Company: Nava Technologies Inc.
Date: 12/31/25
Signature: